  Exhibit 99.1
AMEX “REX”
TSX “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES COMPLETION OF
ENROLLMENT FOR PHASE III OVAREX® MAb TRIALS

EDMONTON, Alberta - June 22, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that enrollment has been completed in its licensing partner, Unither Pharmaceutical’s, Phase III trials for OvaRex® MAb for patients with stage III/IV advanced ovarian cancer who have successfully completed front-line therapy. The second of two identical Phase III trials, IMPACT II, achieved its targeted enrollment of 177 patients earlier this week. The first trial, IMPACT I, met its enrollment target in December of 2005.

“Ovarian cancer is a devastating disease that demands new therapies. With the completion of enrollment in the Phase III trials we are one step closer to the potential commercialization of an important new therapeutic for women that suffer from ovarian cancer,” said Dr. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx Medical Corp. “The next major milestone for this program will be the clinical data from these pivotal trials which is expected to be available in the mid portion of 2007.”

The OvaRex® MAb trials are being conducted and funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. The primary endpoint for each trial is time-to-relapse comparing OvaRex® MAb and placebo with the primary data analysis scheduled after each trial has reported at least 118 relapse events. Unither reports that IMPACT I has reported 83% and IMPACT II 69% of the 118 necessary relapse events. The two identical Phase III double-blind placebo controlled trials, randomized 2:1 OvaRex® MAb versus placebo, are being conducted at over 60 sites across the United States.

United Therapeutics and Unither Pharmaceuticals are hosting an Investor and Analyst Day focused on OvaRex® MAb and its monoclonal antibody platform on Thursday June 22, 2006 at 10:00am at its new laboratory facility in Silver Spring, Maryland.

“The completion of enrollment and the Analyst Day at United’s newly completed laboratory facility demonstrates the momentum of the OvaRex® MAb program. United’s decision to name the OvaRex production facility after ViRexx’s cofounder Dr. Antoine Noujaim is recognition of Dr. Noujaim’s important role in the development of this new potential treatment for ovarian cancer,” commented Dr. Tyrrell.

A Phase II trial is also underway of OvaRex® MAb in combination with front-line chemotherapy. The trial reached it target enrollment of 40 patients earlier this year and is designed to assess immune response in two dosing regimes. Unither anticipates that the primary analysis from this study will be completed by the end of 2006.

About OvaRex® MAb
OvaRex® MAb-B43.13 (oregovomab), is a monoclonal antibody developed by ViRexx that has a high degree of specificity to a tumor associated antigen (CA125) that is over-expressed by the majority of late-stage ovarian cancer patients. OvaRex® MAb has received both Orphan Drug Designation and Fast Track status by the U.S. Food and Drug Administration. Each year approximately 22,000 new cases are diagnosed and approximately 16,000 women die from ovarian cancer in the United States according to estimates from the American Cancer Society. Although most patients initially respond to surgery and chemotherapy, the relapse rate is estimated to be approximately 85%. Ovarian cancer patients endure a five-year survival rate of only 31%. Once relapse occurs there is no known curative therapy.

About AITTM Platform Technology
Certain tumor associated antigens are over-expressed on certain cancer cells and are ideal targets for antibodies that act as immunotherapeutic agents. These tumor specific antigens are self produced and thus are not typically recognized as harmful by a patient’s immune system. In some cases they actively inhibit immune responses. ViRexx’s AITTM Technology induces the immune system to recognize and respond to the cancer antigen. ViRexx antibodies work to reprogram the immune system to recognize specific “cancer” antigens as “foreign”, triggering the immune system to effectively respond to and attack their antigens and their associated cancers. The resulting response employs both the humoral and cellular arms of the immune system.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com